UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion Street, Ramat Gan, Israel 52573

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached is a translation of a notice filed with the Israeli Securities Authority and the Tel Aviv Stock Exchange ("TASE") on November 4, 2010 in regard  to notice of submission of application to the Court in Accordance with Companies Regulations (Request for Compromise or Arrangement).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: November 4, 2010	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

District Court of Tel Aviv – Jaffa

Notice of Submission of Application to the Court in Accordance with Companies
Regulations (Request for Compromise or Arrangement), 5762-2002 (hereinafter:
the "Regulations")

Re:	Top Imaging Systems Ltd. (the “Company”)
Company no.:	52-004294-6
Address:	2 Ben Gurion Street, Ramat Gan, Israel

Legal Counsel:	Fischer Behar Chen Well Orion & Co.
Telephone:	03-6944131
Fax:	03-6944157
Address:	3 Daniel Frisch, Tel Aviv, Israel

The Company hereby announces, that on November 4, 2010, an urgent application was submitted to the District Court of Tel Aviv- Jaffa to order the convening of a general meeting of the holders of the Company's Debenture (series "A"), in accordance with Article 350 of the Israel Companies Law, 5759-1999 (hereinafter: the "Application").

A copy of the Application and its appendices will be provided to any interested party at no cost upon receipt of a written request.

In accordance with Article 11 of the Regulations, a person desiring to oppose the Application shall file an objection to the court no later than 21 days after the  date of the submission of the Application.

Top Imaging Systems Ltd.